Filed pursuant to Rule 433

Registration Nos. 333-232256, 333-255051 and 333-255051-01

November 10, 2021

PRESS RELEASE

All amounts in U.S. dollars

BROOKFIELD INFRASTRUCTURE PARTNERS AND BROOKFIELD INFRASTRUCTURE
CORPORATION ANNOUNCE US$1 BILLION EQUITY OFFERING

HAMILTON, Bermuda, November 10, 2021 – Brookfield Infrastructure Partners L.P. (the “Partnership”) (NYSE: BIP; TSX: BIP.UN) and Brookfield Infrastructure Corporation (NYSE: BIPC; TSX: BIPC) (“BIPC”, and together with the Partnership, “Brookfield Infrastructure”) today announced concurrent equity offerings for aggregate gross proceeds of US$600 million (the “Offerings”) on a bought deal basis by a syndicate of underwriters (the “Underwriters”) co-led by RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets, National Bank Financial Inc. and Wells Fargo Securities Canada, Ltd.

The Offerings will be comprised of a combination of Partnership limited partnership units (“LP Units”) and BIPC class A exchangeable subordinate voting shares (“Exchangeable Shares”) in amounts determined by the Underwriters. The LP Units are offered at a price of US$58.65 per LP Unit (the “LP Unit Offering Price”), and the Exchangeable Shares are offered at a price of US$62.70 per Exchangeable Share (the “Exchangeable Share Offering Price”). The number of Exchangeable Shares and LP Units to be issued in the Offerings will be determined on November 11, 2021, pre-market open.

Concurrently, a subsidiary of Brookfield Asset Management Inc. (NYSE/TSX: BAM) will purchase US$400 million in the aggregate of either (i) redeemable partnership units of Brookfield Infrastructure L.P., the Partnership’s holding limited partnership, at the LP Unit Offering Price (net of underwriting commissions) (the “Concurrent Unit Private Placement”) and/or (ii) Exchangeable Shares at the Exchangeable Share Offering Price (net of underwriting commissions) (the “Concurrent Exchangeable Share Private Placement”).

The aggregate gross proceeds of the LP Unit Offering, the Exchangeable Share Offering, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement will be US$1 billion.

Brookfield Infrastructure intends to use the net proceeds of the LP Unit Offering and the Exchangeable Share Offering, together with the proceeds of the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement, to fund an active and advanced pipeline of new investment opportunities, including near-term organic growth capital requirements, and for general working capital purposes.

The LP Unit Offering, the Exchangeable Share Offering, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement are expected to close on or about November 17, 2021.

In addition, the Partnership and BIPC have granted the Underwriters over-allotment options, exercisable in whole or in part for a period of 30 days following closing of the Offerings, to purchase up to 15% in additional LP Units or Exchangeable Shares at the respective offering prices. If the over-allotment options are exercised in full, the aggregate gross offering size would increase to US$1.09 billion.

Offer Documents

The Partnership and BIPC have filed Registration Statements on Form F-3 (including prospectuses) with the United States Securities and Exchange Commission (the “SEC”) in respect of the LP Unit Offering and the Exchangeable Share Offering. Before you invest, you should read the prospectus in the relevant Registration Statement and other documents that the Partnership and BIPC have filed with the SEC for more complete information about Brookfield Infrastructure and the LP Unit Offering and the Exchangeable Share Offering. Each of the Partnership and BIPC will also be filing a prospectus supplement relating to the LP Unit Offering and the Exchangeable Share Offering, respectively, with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, BIPC, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectuses or you may request them in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from CIBC World Markets Corp, 425 Lexington Ave, 5th Floor, New York, NY, Phone: (800) 282-0822, Email: USEPROSPECTUS@CIBC.COM, or from National Bank Financial Inc. at National Bank of Canada Financial Inc., 65 East 55th Street, 8th Floor, New York, N.Y. 10022, Attention: ECM Syndication, Phone: 212-632-8500, Email: NBF-Syndication@nbc.ca, or from Wells Fargo Securities, LLC, 375 Park Avenue, New York, New York 10152, Attention: Equity Syndicate Department, Phone: (800) 326-5897, Email: cmclientsupport@wellsfargo.com; or in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from CIBC World Markets Inc., Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from National Bank Financial Inc., 130 King Street West, 4th Fl. Podium, Toronto, Ontario, M5X 1J9, Attention: ECM Syndication, Phone: 416-869-6534, Email: NBF-Syndication@nbc.ca, or from Wells Fargo Securities Canada, Ltd., 22 Adelaide St. W., Suite 2200 Toronto ON M5H 4E3, Attention: Akshay Pattni, Phone: 416 775 2954, Email: Akshay.Pattni@Wellsfargo.com.

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Infrastructure in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with US$650 billion of assets under management.

For more information, please contact:

Media: Sebastien Bouchard Vice President, Communications Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words, “will”, “intend” and “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding the LP Unit Offering, the Exchangeable Share Offering, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement, the use of proceeds and closing of the LP Unit Offering, the Exchangeable Share Offering, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Partnership’s and BIPC’s Registration Statements and prospectus supplements. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.